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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                     --------------------------------------

                                   SCHEDULE TO

                  TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
           OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)

                           NATIONAL HOME CENTERS, INC.
                       (Name of Subject Company (Issuer))

                                 DWAIN A. NEWMAN
                             THE NEWMAN FAMILY, LLC
                       (Names of Filing Persons (Offeror))

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    636376105
                      (CUSIP Number of Class of Securities)

                     --------------------------------------

                                 DWAIN A. NEWMAN
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                           NATIONAL HOME CENTERS, INC.
                                HIGHWAY 265 NORTH
                              SPRINGDALE, ARKANSAS
                            TELEPHONE: (501) 756-1700
           (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                   COPIES TO:

                             C. DOUGLAS BUFORD, JR.
                         WRIGHT, LINDSEY & JENNINGS LLP
                       200 WEST CAPITOL AVENUE, SUITE 2200
                              LITTLE ROCK, ARKANSAS
                            TELEPHONE: (501) 371-0808

                    -----------------------------------------

                           CALCULATION OF FILING FEE:

-------------------------------------------------------------------------------
Transaction Valuation*                                     Amount of Filing Fee
-------------------------------------------------------------------------------
$3,649,856                                                 $729.97**
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*Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 2,607,040 shares of common stock, par value $.01 per share (the "Shares"), of National Home Centers, Inc., an Arkansas corporation (the "Company") at a price per share of $1.40 in cash.

**Previously paid.

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[ ] Check the box if any part of the fee is offset as provided by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                      N/A

Form or Registration No.:                    N/A

Filing Party:                                N/A

Date Filed:                                  N/A


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

         [X]      third-party tender offer subject to Rule 14d-1.
         [ ]      issuer tender offer subject to Rule 13e-4.
         [X]      going-private transaction subject to Rule 13e-3.
         [ ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                    =========================================

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         This Amendment No. 1 to the Tender Offer Statement and Schedule 13E-3
Transaction Statement on Schedule TO relates to the offer by Dwain A. Newman and The Newman Family, LLC (collectively, the "Purchaser"), to purchase any and all outstanding shares of Common Stock, par value $.01 per Share, (the "Shares") of National Home Centers, Inc., an Arkansas corporation ("NHC"), which are not currently owned by the Purchaser for a price of $1.40 per Share net to the seller in cash, upon and subject to the conditions in the Offer to Purchase, dated November 9, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) respectively, (which together with any amendments or supplements thereto, collectively constitute the "Offer").

         Items 1, 4, and 11 are hereby supplemented and amended to include the following information:

                  On December 10, 2001, Dwain A Newman and The Newman Family, LLC issued a press release announcing the extension of the Offer to 5:00 p.m., Central Standard time, on Monday, December 24, 2001. The Offer had previously been scheduled to expire at 5:00 p.m., Central Standard time, on December 10, 2001. A copy of the press release with respect to the foregoing is attached hereto as Exhibit (a)(1)(L) and is incorporated herein by reference.

                  All references in the Offer to Purchase to "December 10, 2001" are hereby amended and restated to refer to "December 24, 2001."

         Item 4 is further supplemented and amended as follows:

                  The section of the Offer to Purchase entitled "The Tender Offer - 12. Conditions of the Offer." is amended and supplemented by inserting the following paragraph at the end of the section:

                           On December 10, 2001, Mr. Newman and The Newman
                  Family, LLC issued a press release announcing that all of the above described conditions had either been satisfied or had been waived by the Purchaser.

         Item 12 is hereby supplemented and amended to include the following information: (a)(1)(L) Press Release of Dwain A. Newman and The Newman Family, LLC dated December 10, 2001.

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         Signature.  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  December 10, 2001                        /s/ Dwain A. Newman
                                            ------------------------------------
                                            Dwain A. Newman


                                            THE NEWMAN FAMILY, LLC


Dated:  December 10, 2001                   By:  /s/ Dwain A. Newman
                                               ---------------------------------
                                               Dwain A. Newman, Managing Member





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                                  EXHIBIT INDEX

     Exhibit No.    Exhibit Name
     -----------    ------------

     (a)(1)(L) Press Release issued by Dwain A. Newman and The Newman Family, LLC on December 10, 2001.